

Mail Stop 3720

April 23, 2010

Mr. Michael Levinsohn
President
Lenco Mobile Inc.
345 Chapala Street
Santa Barbara, California 93101

Re: **Lenco Mobile Inc.
Amendment No. 5 to Registration Statement on Form 10
Filed on April 15, 2010
File No. 000-53830**

Dear Mr. Levinsohn:

We have reviewed your letter dated April 15, 2010 and your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Note 1 – Organization and Significant Accounting Policies, page F-7

History of our Current Business Operations and Corporate Structure, page F-8

1. We note that in your response to comment four of your January 7, 2010 response letter regarding the Capital Supreme (Pty) Ltd acquisition you state "the Company secured the cash for the acquisition through the sale of debt and equity securities to third parties prior to and in contemplation of the acquisition of the shares of Capital Supreme (Pty) Ltd. The Company raised the proceeds to fund the acquisition principally from the proceeds of the exercise of a warrant by Rendez-Vous Management and a loan from Elvena Enterprises, Inc. that was subsequently converted into stock." However, we do not see the cash received recorded in your consolidated statement of cash flows. Please tell us and disclose how these transactions were recorded in your financial statements.

Furthermore, your consolidated statement of cash flow does not show the cash outflow related to the Capital Supreme acquisition. In fact, the consolidated statement of cash flow shows the "issuance of shares for the purchase of Capital Supreme Pty Ltd. for $1,903,505" as a non-cash financing and investing activity. The current disclosure implies that you issued shares directly to the shareholders of Capital Supreme to purchase Capital Supreme rather than what actually occurred, which was to issue shares to a third party for cash (which would be a financing activity) and then use those cash proceeds to purchase the business (which would be an investing activity). Please revise or advise.

Preferred Stock, page F-14

2. We note that you issued 70 and 140 shares of preferred stock in exchange for services totaling $1,100,000 ($350,000+$750,000). However, it appears that only $205,743 was actually recorded as preferred shares issued for Company expenses paid in the consolidated statement of shareholders equity. Please tell us how you recorded these transactions and revise accordingly.

3. We note that on February 8, 2008 you issued 350 shares of Series B Preferred Stock for the purchase of Digital Vouchers, (Pty) Ltd. We also note that you issued a one year warrant to purchase 200 shares of Series B Preferred Stock to Rendez-Vous Management Limited for $1,000,000. However, it is not apparent to us how you recorded these transactions, specifically in your consolidated statement of stockholders equity. For example, the preferred stock issued for an acquisition is valued at $1 and there does not appear to be any accounting for the preferred stock issued for $1,000,000. Please tell us in detail how you accounted for these transactions and revise accordingly. It should be noted that you have goodwill and an intangible asset related to the Digital Voucher acquisition recorded at $207,228 on page F-18 and $350,000 on page F-19, respectively.

   Furthermore, tell us where you recorded the receipt of $1,000,000 from Rendez-Vous Management Limited in your consolidated statement of cash flows.

Note 8 – Contingent Liabilities, page F-21

Profit Warranty Related to Capital Supreme Purchase, page F-21

4. We note on page F-21 regarding your Capital Supreme purchase you issued a profit warranty for 10,000,000 Rand or approximately $1,269,000. The profit warranty target for the Company's earnings result was an amount of 37,000,000 Rand to be earned over a period of 18 months. You recorded this contingency in accordance with ASC Topic 805-30-35. However, based on ASC 805-10-65 this guidance was not yet effective for your acquisition that occurred on August 11, 2008. Please revise to account for this acquisition and the related contingency based on earnings in accordance with paragraph 28 of SFAS 141.

5. In addition, provide us with further details regarding the warrant call option to acquire 2,000,000 common shares. Tell us whether you considered this warrant call option as part of the purchase price. Tell us your accounting for the warrant call option, referring to your basis in accounting literature.

Note 13 – Income Taxes, page F-22

6. We note on page F-24, in your reconciliation of the U.S. federal tax statutory rate to your effective tax rate, a change in the valuation allowance of $65,189. However on page F-23, it appears that the valuation allowance was zero at December 31, 2007 and is $186,254 at December 31, 2008. Please tell us why the change in the valuation allowance appears different on page F-24 versus F-23 and revise accordingly.

Financial Statement for the Nine Months Ended September 30, 2009

Note 12 – Common Stock, page F-52

7. We note you rescinded your acquisition purchase agreement with Eden Marketing Services LLC however, the shares currently remain outstanding. Please disclose how you accounted for the acquisition and the rescission of the Eden Marketing Services LLC acquisition.

Note 19 – Restatement of Previously Issued Financial Statements, page F-59

8. Please show the effect of each restatement separately.

Capital Supreme (Pty) Limited Financial Statements

Financial Statements for the Six Months Ended June 30, 2008

9. Please revise to present audited financial statements for Capital Supreme (Pty) Limited in accordance with U.S. GAAP for the period from January 1, 2008 through August 11, 2008 (the date of acquisition). Please note that since Lenco Mobile's operations prior to the merger were relatively insignificant (compared to the operations acquired) prior to the date of the business combination and thus would be considered the predecessor entity.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3826, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James A. Mercer III, Esq., Sheppard Mullin
        Via Facsimile (858) 509-3691